Madison Institutional
Equity Option Fund (MADOX)

A hedged equity fund from Madison Asset Management

The Madison Institutional Equity Option Fund seeks total return from capital appreciation as well as income and gains generated from option premiums. By writing (selling) covered call options on a substantial portion of its portfolio securities, the Fund also seeks to produce primarily short term income and, to a lesser extent when possible, long term gains.

Features

- $1,000,000 minimum initial investment
- No commissions or sales charges
- No redemption fees
- No "lock-up" period

Madison
Investment Advisors, Inc.
www.madisonfunds.com

Table of Contents

Risk/Return Summary: Investments, Risks and Performance

Fund Investment Objectives/Goals

The objectives of the Madison Institutional Equity Option Fund (the "Fund") are (1) to provide consistent total return and (2) secondarily, to provide a high level of income and gains from options premiums.

Principal Investment Strategies of the Fund

The Fund will pursue its investment objectives by investing in a portfolio consisting primarily of common stocks of large- and mid-capitalization issuers that are, in the view of the Fund's investment adviser, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. The Fund seeks to produce a high level of current income and current gains generated from option writing premiums and, to a lesser extent, from dividends.

Under normal market conditions, the Fund will invest at least 80% of its total assets in common stocks, with at least 65% of the amount so invested being invested in common stocks of large capitalization issuers that meet the Fund's selection criteria. The Fund may invest the remainder of its common stock investments in companies that meet the Fund's selection criteria but whose market capitalization is considered to be middle sized or "mid-cap" (between $1 billion and $7 billion at the time of the Fund's investment). The Fund's investment adviser will allocate the Fund's assets among stocks in sectors of the economy based upon the investment adviser's views on forward earnings growth rates, adjusted to reflect the investment adviser's views on economic and market conditions and respective sector risk factors. In current market conditions, the investment adviser initially intends to focus the Fund's investments in the (i) consumer discretionary and retail, (ii) technology, (iii) medical/health care and pharmaceutical and (iv) financial institutions sectors.

The Fund will pursue its primary objective by employing an option strategy of writing covered call options on a substantial portion of the common stocks in the Fund's portfolio. The extent of option writing activity will depend upon market conditions and the investment adviser's ongoing assessment of the attractiveness of writing call options on the Fund's stock holdings.

In addition to its covered call strategy, the Fund may, to a lesser extent (not more than 20% of its total assets), pursue an option strategy that includes the writing of both put options and call options on certain of the common stocks in the Fund's portfolio. To seek to offset some of the risk of a larger potential decline in the event the overall stock market has a sizeable short-term or intermediate-term decline, the Fund may, to a limited extent (not more than 2% of the its total assets) purchase put options on broad-based securities indices (such as the S&P 500, S&P MidCap 400 or other indices deemed suitable) or certain ETFs (exchanged traded funds) that trade like common stocks but represent such market indices.

There can be no assurance that the Fund will achieve its investment objectives.

Principal Risks of Investing in the Fund

Investment and Market Risk. An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest. An investment in the Fund represents an indirect investment in the securities owned by the Fund, a majority of which are traded on a national securities exchange or in the over-the-counter markets. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Your investment at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund distributions.

Equity Risk. Substantially all of the Fund's assets will be invested in common stocks and (to a lesser extent) preferred equity securities, and therefore a principal risk of investing in the Fund is equity risk. Equity risk is the risk that securities held by the Fund will fluctuate in value due to general market or economic

conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, and the particular circumstances and performance of particular companies whose securities the Fund holds. In addition, while broad market measures of common stocks have historically generated higher average returns than fixed income securities, common stocks have also experienced significantly more volatility in those returns.

Risks Associated with Options on Securities. There are several risks associated with transactions in options on securities.

- There are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives.

- As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call, but has retained the risk of loss should the price of the underlying security decline.

- The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Once an option writer has received an exercise notice, it may not be able to effect a closing purchase transaction in order to terminate its obligation under the option and must then deliver the underlying security at the exercise price.

- There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

- The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements

can take place in the underlying markets that cannot be reflected in the options markets.

- Call options value will be affected by changes in the value and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options' expiration. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of events affecting the underlying equity security. A reduction in the exercise price of an option would reduce the Fund's capital appreciation potential on the underlying security.

- When the Fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price. If the option is exercised, the Fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise. Also, while the Fund's potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Fund risks a loss equal to the entire value of the stock.

- If a put option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price, the Fund will lose its entire investment in the option.

Limitation on Option Writing Risk. The Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. The number of options which the Fund may write or purchase may be affected by options written or purchased by our other investment advisory clients of the Advisor or its affiliates.

Risks of Mid-Cap Companies. The Fund may invest in companies that meet the Fund's growth and value criteria and whose market capitalization

is considered middle-sized or "midcap." Mid-cap companies often are newer or less established companies than larger capitalization companies and their share price may be more volatile than comparable "large cap" stocks. In addition, equity securities of mid-cap companies generally are less liquid than those of larger companies, so the Fund could have greater difficulty selling such securities at the time and price that the Fund would like.

Sector Concentration Risk. To the extent that the Fund makes substantial investments in any single sector, the Fund will be more susceptible to adverse economic or regulatory occurrences affecting those sectors. The Fund currently intends to make significant investments in common stocks of companies operating in the (i) consumer discretionary and retail, (ii) technology, (iii) medical/health care and pharmaceutical and (iv) financial institutions sectors. The Fund will not invest more than 35% of its total assets in the securities of issuers principally engaged in any single sector.

• *Consumer Discretionary and Retail.* Industries within the consumer and retail sector can be significantly affected by the performance of the overall economy, interest rates, competition, consumer confidence and spending, intense competition and changes in demographics and consumer tastes.

• *Technology.* Common stocks of companies operating in the technology sector may be more volatile than the overall stock market and may or may not move in tandem with the overall stock market. Technology, science and communications are rapidly changing fields, and stocks of these companies, especially of smaller or unseasoned companies, may be subject to more abrupt or erratic market movements than the stock market in general.

• *Medical/Health Care and Pharmaceutical.* Industries within the medical/health care and pharmaceutical sector are subject to substantial government regulation. Changes in governmental regulations and policies, regulatory approvals, rapid obsolescence of products or services, appearance of toxic effects, and enforcement of patent, trademark and other intellectual property laws will affect the value of many such companies.

• *Financial Institutions.* The industries within the financial institutions sector are subject to extensive government regulation and profitability can be largely dependent on the availability and cost of capital. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial institutions industries. Insurance companies can be subject to severe price competition.

Option Premium Risk. If stock prices or stock price volatility declines, the level of premiums from options writing may decrease.

Tax Risk. The Fund will generate taxable income. In addition to option premium income, most or all of the gains from the sale of the underlying securities held by the Fund on which options are written may be short-term capital gains taxed at ordinary income rates in any particular year. Because the Fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying stocks may force the Fund to realize capital gains or losses at inopportune times. The Fund's transactions in options are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (ii) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited) and (vi) cause the Fund to recognize income or gain without a corresponding receipt of cash. For noncorporate taxpayers, short-term capital gain is taxed at rates applicable to ordinary income (currently at a maximum of 35%) while long-term capital gain generally is taxed at a maximum rate of 15%. See "Taxation" for a greater discussion of these matters.

Portfolio Turnover. Higher portfolio turnover may decrease the after-tax return to *taxable* Fund shareholders to the extent it results in a decrease of the long-term capital gains portion of distributions

to shareholders. Although the Fund cannot accurately predict its portfolio turnover rate, under normal market conditions it expects to maintain relatively low core turnover of its stock portfolio, not considering purchases and sales of stock and options in connection with the Fund's options program. On an overall basis, the Fund's annual turnover rate may exceed 100%. A high turnover rate (100% or more) necessarily involves greater trading costs to the Fund and may result in greater realization of taxable short-term capital gains.

Risk/Return Bar Chart and Performance Table

Because the Fund has not completed a full calendar year of operation, no historical performance information is available. For an indication of the risks of investing in the Fund, the highest return for a quarter during year 2006 was 5.17% (quarter ending December 31, 2006) and the lowest return for a quarter was -1.70% (quarter ending June 30, 2006). The Fund's return since inception on March 31, 2006 through December 31, 2006 was 7.74% (not annualized).

Remember, however, that past performance does not necessarily indicate how the Fund will perform in the future and performance for periods of less than one year may not be representative of performance for longer periods.

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price).	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price).	None
Redemption Fee	None
Exchange Fee	None

Annual Fund Operating Expenses
(expenses that are deducted from fund assets)

Management Fee	0.75%*
Distribution (12b-1) Fees	None
Other Expenses	0.19%**
Total Annual Fund Operating Expenses	0.94%

After the Fund's first year of operation, the Management Fee may be adjusted up or down by 0.15% if the Fund's performance compared to the Chicago Board Options Exchange BuyWrite Monthly Index (BXM) exceeds or trails the BXM by 1% or more. (See the discussion of "Compensation" beginning on page 13.)

*** We agreed to limit administrative and operating expenses ("Other Expenses") to 0.20% until the Fund's net assets exceed $500 million and to limit Other Expenses to 0.15% for Fund assets in excess of $500 million. We can reduce these expenses at any time, but the Fund's Trustees must authorize any increase above these percentages. No changes are anticipated as of the date of this prospectus.*

Example:
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	$96	5 years	$520
3 years	$300	10 years	$1,155

Additional fees and transaction charges described in the Fund's *Guide to Doing Business*," if applicable, will increase the level of expenses that can be incurred. (For example, fees are charged to stop payment on redemption check proceeds and on bounced investment checks). In addition, if you purchase or redeem shares in the Fund through a securities broker you may be charged a transaction fee by the broker for handling of the transaction. The Fund does not receive

these fees. You can engage in any transaction directly with the Fund to avoid such charges.

We can make payments out of our investment advisory fee to other persons, including broker-dealers that make the Fund available to investors pursuant to any "no transaction fee" or similar network or service they provide. The payment may be a percentage of assets invested through their institution, it may reflect a direct reimbursement for the institution's expenses in permitting your investment to be made through their institution, or it may be a combination of both. We make these payments out of our own resources.

The Fund's "*Guide to Doing Business*" is found on pages 19 to 24 of this prospectus.

Investment Objectives

The Fund seeks (1) to provide consistent total return and (2) secondarily, to provide a high level of income and gains from options premiums.

The investment objectives of the Fund may be changed without shareholder approval. Shareholders will, however, receive prior written notice of any material change. There can be no assurance that the Fund's investment objectives will be achieved.

Implementation of Investment Objectives

The Fund will pursue its investment objectives by investing in a portfolio consisting primarily of common stocks of large- and mid-capitalization issuers that are, in our view, selling at a reasonable price in relation to their long-term earnings growth rates. Under normal market conditions, the Fund will seek to generate current earnings from option premiums by writing (selling) covered call options on a substantial portion of its portfolio securities. The Fund seeks to produce a high level of current income and current gains generated from option writing premiums and, to a lesser extent, from dividends.

Portfolio Investment Parameters. Under normal market conditions, the Fund will invest at least 80%

of its total assets in common stocks, with a least 65% of the amount so invested being invested in common stocks of large capitalization issuers that meet the Fund's selection criteria. The Fund may invest the remainder of its common stock investments in companies that meets the Fund's selection criteria but whose market capitalization is considered to be middle sized or "mid-cap." Common stocks are selected based on our views on the company's ability to sustain future growth and on favorable "PEG" (its Price-Earnings Ratio (PE) divided by its perceived earnings Growth rate) ratios, financial strength and industry leadership. The Fund generally will invest in common stocks on which exchange-traded call options are currently available. Substantially all of the common stocks in the Fund's portfolio will be issued by U.S. companies, although the Fund may invest up to 10% of its total assets in U.S. dollar-denominated securities of foreign issuers.

The Fund considers a large capitalization issuer to be a company with market capitalization, at the time of the Fund's investment in such company's common stock, of $7 billion or greater. The Fund considers a mid-cap issuer to be a company with market capitalization, at the time of the Fund's investment in such company's common stock, of between $1 billion and $7 billion.

The Fund will pursue its primary objective by employing an option strategy of writing covered call options on a substantial portion of the common stocks in the Fund's portfolio. These options contracts are sold on a national options exchange or in the over-the-counter market allowing the purchaser of the contract to buy specified underlying securities at a specified price (the "strike price") prior to a specified expiration date. The premium received, plus the strike price of the option, will always be greater than the value of the underlying securities at the time the option is written.

The extent of option writing activity will depend upon market conditions and our ongoing assessment of the attractiveness of writing call options on the Fund's stock holdings. Writing covered call options involves a tradeoff between the option premiums received and reduced participation in potential future stock price appreciation. Depending on our evaluation, the Fund may write covered call options

on varying percentages of the Fund's common stock holdings.

When an option contract is "covered" it means that the Fund, as the writer of the option contract, holds in its portfolio the underlying securities described in the contract or securities convertible into such securities. Thus, if the holder of the option decides to exercise his purchase rights, the Fund may sell at the strike price securities it already holds in the portfolio or may obtain by conversion (rather than risking having to first buy the securities in the open market at an undetermined price). However, an option contract would not normally be exercised unless the market price for the underlying securities specified were greater than the strike price.

The Fund seeks to produce a high level of short-term gains generated from option writing premiums and, to a lesser extent, from dividends. To the extent possible, the Fund will seek to produce long-term gains from option writing premiums by allowing or arranging for certain securities that have been held more than a year to be called away. The premium received by the Fund for the last call option written on any security held more than a year at the time it is called (sold) from the Fund will generally be characterized as long-term gain along with any gain related to the sale of the underlying security. The Fund's ability to achieve this result will be limited by (1) the amount of long-term securities it holds, (2) market conditions and (3) the relative value of alternative opportunities available to the Fund that would not result in the sale of the underlying security such as writing new options on the security rather than allowing it to be called.

In addition to its covered call strategy, the Fund may, to a lesser extent (not more than 20% of its total assets), pursue an option strategy that includes the writing of both put options and call options on certain of the common stocks in the Fund's portfolio. To seek to offset some of the risk of a larger potential decline in the event the overall stock market has a sizeable short-term or intermediate-term decline, the Fund may, to a limited extent (not more than 2% of the its total assets) purchase put options on broad-based securities indices (such as the S&P 500, S&P MidCap 400 or other indices deemed suitable) or certain ETFs (exchanged-traded funds) that

trade like common stocks but represent such market indices. We may pursue this risk management strategy through covered put option collars, in which the Fund purchases a put option and simultaneously sells a put option on the same security at a different strike price.

Exercises of call options and the resulting sale of the underlying equity securities could result in less than 80% of the Fund's total assets being invested in common stocks. In such circumstances, the Fund will make future investments in a manner consistent with restoring the 80% threshold.

What securities will the Fund hold?

Common Stocks. We intends to focus the Fund's investments in those broad sectors of the economy that we believe provide superior opportunities to achieve the Fund's investment objectives through equity selection and application of the Fund's covered call option strategy. The Fund will not invest more than 35% of its total assets in the securities of issuers principally engaged in any single sector. In current market conditions, we initially intends to focus the Fund's investments in the following sectors:

- *Consumer Discretionary and Retail.* The consumer discretionary and retail sector may include, for example, companies principally engaged in the manufacture and distribution of goods and services to consumers both domestically and internationally and in merchandising finished goods and services primarily to individual consumers.

- *Technology.* The technology sector may include, for example, companies involved in producing computers, software or information technology products and equipment or that rely extensively on technology, science or communications in their product development or operations.

- *Medical/Health Care and Pharmaceutical.* The medical/health care and pharmaceutical sector may include, for example, companies principally engaged in the development, production or distribution of products or services related to biotechnology, medical diagnostics, managed health care, medical equipment and supplies and pharmaceuticals.

• *Financial Institutions.* The financial institutions sector may include, for example, commercial banks, savings and loan associations, brokerage and investment companies, insurance companies, asset management companies and consumer and industrial finance companies.

We will periodically reallocate the Fund's assets among sectors based on our views regarding economic conditions, market conditions in both the equity and option markets and the risks relevant to each sector. As market conditions change, the Fund's portfolio may not necessarily be so composed of stocks in these sectors, but could be composed significantly of stocks of issuers in other sectors of the market. We seek to invest in common stocks in which we have high confidence in their continuing earnings growth rate. We follow an investment style generally known as "GARP" (Growth-At-a-Reasonable-Price). The key analytical measure is a common stock's PEG ratio.

For example, a stock selling at $30.00 per share, with expected earnings for the current year of $2.00 per share has a PE ratio of 15 ($30 divided by $2). If we expect earnings growth of 10% per year over the next five years, then the stock has a PEG ratio of 1.5. We believe that the average PEG ratio as of the date of this Prospectus for all the stocks included in the Standard & Poor's 500 is approximately 2.0. We intend to build an investment portfolio of common stocks with favorable value/growth relationships, with PEG ratios averaging less than the general stock market. We cannot assure you that this investment style will be successful.

After determining that a stock is reasonably priced in relation to its expected growth rate, we will look for companies with strong financial statements, relatively little debt, positive fundamental trends and industry leadership. In normal market conditions, we seek companies whose growth rates, cash flows, and industry strength put them in a desirable position for superior long-term value and growth. We expect to hold between 40 and 60 stocks in the Fund's portfolio.

Options. Certain options, known as "American style" options may be exercised at any time during the term of the option. Other options, known as "European style" options, may be exercised only on the expiration date of the option. Since virtually all options on individual stocks trade American style, we believe that substantially all of the options written by the Fund will be American style options. The Fund will write call options and put options only if they are "covered." In the case of a call option on a common stock or other security, the option is "covered" if the Fund owns the security underlying the call or has an absolute and immediate right to acquire that security without additional cash consideration upon conversion or exchange of other securities held by the Fund. A call option is also covered if the Fund holds a call on the same security as the call written where the exercise price of the call held is (i) equal to or less than the exercise price of the call written, or (ii) greater than the exercise price of the call written, provided the difference is maintained by the Fund in liquid, segregated assets. A put option on a security is "covered" if the Fund segregates liquid assets equal to the exercise price. A put option is also covered if the Fund holds a put on the same security as the put written where the exercise price of the put held is (i) equal to or greater than the exercise price of the put written, or (ii) less than the exercise price of the put written, provided the difference is maintained by the Fund in segregated, liquid assets.

If an option written by the Fund expires unexercised, the Fund realizes on the expiration date a capital gain equal to the premium received by the Fund at the time the option was written. If an option purchased by the Fund expires unexercised, the Fund realizes a capital loss equal to the premium paid. Prior to the earlier of exercise or expiration, an exchange-traded option may be closed out by an offsetting purchase or sale of an option of the same series (type, underlying security, exercise price, and expiration). There can be no assurance, however, that we can effect a closing purchase or sale transaction when the Fund desires. Net gains from the Fund's option strategy generally will be short-term capital gains which, for federal income tax purposes, will constitute net investment company taxable income. See "Taxation."

The standard contract size for a single option is 100 shares of the common stock. There are four items needed to identify any option: (1) the underlying security, (2) the expiration month, (3) the strike price and (4) the type (call or put). For example, ten

XYZ Co. October 40 call options provide the right to purchase 1,000 shares of XYZ Co. on or before October 21, 2005 at $40 per share. A call option whose strike price is above the current price of the underlying stock is called "out-of-the-money." Most of the options that will be sold by the Fund are expected to be out-of-the-money, allowing for potential appreciation in addition to the proceeds from the sale of the option. An option whose strike price is below the current price of the underlying stock is called "in-the-money" and will be sold by the Fund as a defensive measure to protect against a possible decline in the underlying stock.

The following is an example of a covered call transaction, making the following assumptions: a common stock currently trading at $25.00 per share; a 9-month call option is written with a strike price of $27.50 (i.e. 10% higher than the current market price); and the writer receives $2.00 (or 8%) of the common stock's value as premium income. Under this scenario, before giving effect to any change in the price of the stock, the covered-call writer receives the premium, representing 8% of the common stock's value, regardless of the stock's performance over the 9-month period until option expiration. If the stock price declines, the premium from writing the call options serves to offset some of the unrealized loss on the stock. If the stock price were to decline 8%, the option writer would break even, but if the stock were to decline more than 8% under this scenario, the investor's downside protection would be eliminated and the stock could eventually become worthless. If the stock price remains unchanged, the option will expire and the option writer would earn an 8% return, in the form of the option premium. If the stock price were to rise but remain less than the strike price of $27.50, the option writer would earn the 8% premium and the appreciation of the stock price, up to 10% in this scenario. If the stock price were to rise to $27.50 or more, the option would be exercised and the stock would return 10% coupled with the option premium of 8% for a total return to the option writer of 18%.

For conventional listed call options, the option's expiration date can be up to nine months from the date the call options are first listed for trading. Longer-term call options can have expiration dates up to three years from the date of listing. The Fund's covered call strategy typically involves writing call options with expiration dates three to twelve months from the date of listing, although the Fund may write call options with shorter and longer terms. The Fund anticipates that some options that are written against Fund stock holdings will be repurchased prior to the option's expiration date, generating a gain or loss in the options. In general, the Fund prefers to continue to hold its common stocks for at least a year to achieve long-term growth and so that it can write subsequent options on the same securities, rather than allowing them to be called away by the first option holders. In this manner, if the common stocks are held by the Fund for over a year, the premiums received by the Fund on the last options written against those stocks may be characterized as long-term gain along with any gain (or loss) realized on the stocks themselves.

Foreign Securities. The Fund may invest up to 10% of its total assets in U.S. dollar-denominated securities of foreign issuers. The Fund expects that its investments in foreign securities will consist primarily of sponsored American Depositary Receipts ("ADRs").

How diversified will the Fund be?

The Fund may invest no more than 4% of the Fund's total assets, at time of purchase, in any one common stock. The Fund may, in addition to pursuing its covered call option strategy on common stocks in its portfolio, write put options on such common stocks representing to 2% of the Fund's total assets, at time of purchase, on any one common stock.

How will I know if the Fund changes its investment policies?

If the Fund's policies change, the Fund will provide shareholders at least 60 days' notice before implementation of the change.

Can the Fund adopt a temporary defensive strategy?

If we determine that it would be appropriate to adopt a temporary defensive investment position by reducing exposure in the equity markets, up to 100 percent of any fund could be invested in short-term, fixed-income investments. To the extent more

than 20% of the Fund is so invested, it would not be invested in accordance with policies designed to achieve its stated investment objectives.

Principal Risks

No Operating History

The Fund is a newly organized, diversified, open-end management investment company with no operating history.

Not a Complete Investment Program

The Fund is intended for investors seeking a high level of current income and capital appreciation over the long term. The Fund is not meant to provide a vehicle for those who wish to play short-term swings in the stock market. An investment in the Fund should not be considered a complete investment program.

Investment and Market Risk

An investment in the Fund is subject to investment risk, including the possible loss of the entire principal amount that you invest. An investment in the Fund shares represent an indirect investment in the securities owned by the Fund, a majority of which are traded on a national securities exchange or in the over-the counter markets. The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. Your shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund distributions.

Equity Risk

Equity risk is the risk that the securities held by the Fund will fluctuate in value due to general market and economic conditions, perceptions regarding the industries in which the issuers of securities held by the Fund participate, or factors relating to specific companies in which the Fund invests. Stock of an issuer in the Fund's portfolio may decline in price for a variety of reasons. A drop in the overall stock market may depress the price of most or all of the common stocks held by the Fund.

Risks Associated with Options on Securities

There are several risks associated with transactions in options on securities. For example, there are significant differences between the securities and options markets that could result in an imperfect correlation between these markets, causing a given transaction not to achieve its objectives. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. As the writer of a covered call option, the Fund forgoes, during the option's life, the opportunity to profit from increases in the market value of the security covering the call option above the sum of the premium and the strike price of the call but has retained the risk of loss should the price of the underlying security decline. The writer of an option has no control over the time when it may be required to fulfill its obligation as a writer of the option. Before receiving notice that a holder of an option wishes to exercise the option, the writer can terminate its obligation under the option by buying it back, generally at about the difference between the strike (exercise) price of the call and the market value of the security. For example, when the option has a strike price written at $40 and the stock is trading at $40.25, the option writer can generally buy back the option for at least the $0.25 difference. This is known as a "closing purchase transaction." However, once an option writer has received an exercise notice, it can no longer effect this "closing purchase transaction" and must deliver the underlying security at the exercise price.

There can be no assurance that a liquid market will exist when the Fund seeks to close out an option position. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. If the Fund were unable to close out a covered call option that it had written on a security, it would not be able to sell the underlying security unless the option expired without exercise.

The hours of trading for options may not conform to the hours during which the underlying securities are traded. To the extent that the options markets close before the markets for the underlying securities, significant price and rate movements can take place

in the underlying markets that cannot be reflected in the options markets. Call options are marked to market daily and their value will be affected by changes in the value and dividend rates of the underlying common stocks, an increase in interest rates, changes in the actual or perceived volatility of the stock market and the underlying common stocks and the remaining time to the options' expiration. Additionally, the exercise price of an option may be adjusted downward before the option's expiration as a result of the occurrence of certain corporate events affecting the underlying equity security, such as extraordinary dividends, stock splits, merger or other extraordinary distributions or events. A reduction in the exercise price of an option would reduce the Fund's capital appreciation potential on the underlying security.

When the Fund writes covered put options, it bears the risk of loss if the value of the underlying stock declines below the exercise price. If the option is exercised, the Fund could incur a loss if it is required to purchase the stock underlying the put option at a price greater than the market price of the stock at the time of exercise. While the Fund's potential gain in writing a covered put option is limited to the interest earned on the liquid assets securing the put option plus the premium received from the purchaser of the put option, the Fund risks a loss equal to the entire value of the stock. To the extent that the Fund purchases options pursuant to a hedging strategy, the Fund will be subject to the following additional risks:

- If a put or call option purchased by the Fund is not sold when it has remaining value, and if the market price of the underlying security remains equal to or greater than the exercise price (in the case of a put), or remains less than or equal to the exercise price (in the case of a call), the Fund will lose its entire investment in the option.

- Also, where a put or call option on a particular security is purchased to hedge against price movements in a related security, the price of the put or call option may move more or less than the price of the related security. If restrictions on exercise were imposed, the Fund might be unable to exercise an option it had purchased. If the Fund were unable to close out an option that it had purchased on a security, it would have to exercise

the option in order to realize any profit or the option may expire worthless.

Limitation on Option Writing Risk

The number of call options the Fund can write is limited by the number of shares of common stock the Fund holds, and further limited by the fact that call options represent 100 share lots of the underlying common stock. The Fund will not write "naked" or uncovered call options. Furthermore, the Fund's options transactions will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded. These limitations govern the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert, regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held or written in one or more accounts or through one or more brokers. Thus, the number of options which the Fund may write or purchase may be affected by options written or purchased by our other investment advisory clients.

Risks of Mid-Cap Companies

The Fund may invest in companies that meet the Fund's growth and value criteria and whose market capitalization is considered middle sized or "mid-cap." Mid-cap companies often are newer or less established companies than larger capitalization companies. Investments in mid-cap companies carry additional risks because earnings of these companies tend to be less predictable; they often have limited product lines, markets, distribution channels or financial resources; and the management of such companies may be dependent upon one or a few key people. The market movements of equity securities of mid-cap companies may be more abrupt or erratic than the market movements of equity securities of larger, more established companies or the stock market in general. Historically, mid-cap companies have sometimes gone through extended periods when they did not perform as well as larger companies. In addition, equity securities of mid-cap companies generally are less liquid than those of larger companies. This means that the Fund could have greater difficulty selling such securities at the time and price that the Fund would like.

Sector Concentration Risk

We intend to focus the Fund's investments in those broad sectors of the economy that we believe provide superior opportunities to achieve the Fund's investment objectives. To the extent that the Fund makes substantial investments in any single sector Fund will be more susceptible to adverse economic or regulatory occurrences affecting those sectors. The Fund will not invest more than 35% of its total assets in the securities of issuers principally engaged in any single sector.

- *Consumer Discretionary and Retail.* Industries within the consumer and retail sector can be significantly affected by the performance of the overall economy, interest rates, competition, consumer confidence and spending, intense competition and changes in demographics and consumer tastes.

- *Technology.* Common stocks of companies operating in the technology sector may be more volatile than the overall stock market and may or may not move in tandem with the overall stock market. Technology, science and communications are rapidly changing fields, and stocks of these companies, especially of smaller or unseasoned companies, may be subject to more abrupt or erratic market movements than the stock market in general. There are significant competitive pressures among technology-oriented companies and the products or operations of such companies may become obsolete quickly. In addition, these companies may have limited product lines, markets or financial resources, and the management of such companies may be more dependent upon one or a few key people.

- *Medical/Health Care and Pharmaceutical.* Industries within the medical/health care and pharmaceutical sector are subject to substantial government regulation. Changes in governmental regulations and policies may have a material effect on the demand for particular medical and pharmaceutical products and services. Regulatory approvals (often entailing lengthy application and testing procedures) are also generally required before new drugs and certain medical devices and procedures may be introduced. Many of the products and services of companies engaged in the medical and pharmaceutical sector are also subject to relatively high risks of rapid obsolescence caused by progressive scientific and technological advances. Additionally, such products are subject to risks such as the appearance of toxic effects following commercial introduction and manufacturing difficulties. The enforcement of patent, trademark and other intellectual property laws will affect the value of many such companies.

- *Financial Institutions.* The industries within the financial institutions sector are subject to extensive government regulation, which can limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability can be largely dependent on the availability and cost of capital funds and the rate of corporate and consumer debt defaults, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively affect the financial institutions industries. Insurance companies can be subject to severe price competition. The financial institutions industries are currently undergoing relatively rapid change as existing distinctions between financial institutions segments become less clear.

Income and Fund Distribution Risk

The income you receive from the Fund is based primarily on the premiums the Fund receives from writing options and the dividends and interest it earns from its investments. Net option premiums and dividend payments the Fund receives in respect of its portfolio securities can vary widely over the short- and long-term. If stock prices or stock price volatility declines, the level of premiums from options writing and the amounts available for distribution from options activity will likely decrease as well.

Payments to purchase put options and to close written call options will reduce amounts available for distribution from call option premiums received and proceeds of closing put options.

Foreign Securities Risk

The Fund may invest up to 10% of its total assets in U.S. dollar-denominated securities of foreign issuers. Investments in the securities of foreign

issuers involve certain considerations and risks not ordinarily associated with investments in securities of domestic issuers. Foreign companies are not generally subject to uniform accounting, auditing and financial standards and requirements comparable to those applicable to U.S. companies. Dividend and interest income may be subject to withholding and other foreign taxes, which may adversely affect the net return on such investments. The Fund expects that its investments in foreign securities will primarily consist of sponsored ADRs. ADRs are receipts issued by United States banks or trust companies in respect of securities of foreign issuers held on deposit for use in the United States securities markets. While ADRs may not necessarily be denominated in the same currency as the securities into which they may be converted, many of the risks associated with foreign securities may also apply to ADRs. In addition, the underlying issuers of certain depositary receipts, particularly unsponsored or unregistered depositary receipts, are under no obligation to distribute shareholder communications to the holders of such receipts, or to pass through to them any voting rights with respect to the deposited securities.

Tax Risk

Call option premiums received by the Fund will be recognized upon exercise, lapse or other disposition of the option and generally will be treated by the Fund as capital gain or loss. Some of the call options and other devices employed by the Fund reduce risk to the Fund by substantially diminishing its risk of loss in offsetting positions in substantially similar or related property, thereby giving rise to "straddles" under the federal income tax rules. The straddle rules require the Fund to defer certain losses on positions within a straddle, and terminate or suspend the holding period for certain securities in which the fund does not yet have a long-term holding period or has not yet satisfied the holding period required for qualified dividend income.

The Fund cannot assure you as to any level of regular net investment income (income other than net long-term capital gain) and cannot assure you as to any level of capital gains distributions. In addition, certain of the Fund's call writing activities may affect the character, timing and recognition of income and

could cause the Fund to liquidate other investments in order to satisfy its distributions requirements.

The Fund expects to generate premiums from the writing of call options. The Fund will recognize short-term capital gains upon the expiration of an option that it has written, but may also generate long-term capital gains if the option is written on a security that has been held more than a year. If the Fund enters into a closing transaction, the difference between the amount paid to close out its option position and the premium received for writing the option will be short-term gain or loss. Transactions involving the disposition of the Fund's underlying securities (whether pursuant to the exercise of a call option, put option or otherwise) will give rise to capital gains or losses. Due to the tax treatment of securities on which call options have been written, we expect that all of the gains from the sale of the underlying securities held by the Fund will be short-term capital gains during the Fund's first year of operation, and thereafter the Fund may be able to generate more long-term capital gains from both the sale of underlying securities and the options written on them. Because the Fund does not have control over the exercise of the call options it writes, such exercises or other required sales of the underlying stocks may force the Fund to realize capital gains or losses at inopportune times.

The Fund's transactions in options are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) treat dividends that would otherwise constitute qualified dividend income as non-qualified dividend income, (ii) treat dividends that would otherwise be eligible for the corporate dividends-received deduction as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited) and (vi) cause the Fund to recognize income or gain without a corresponding receipt of cash.

In sum, like short-term capital gains, dividend income generated from covered call writing is taxed at ordinary income rates rather than at the more

favorable qualified dividend rate. (See the section of this prospectus entitled "Taxes" below for more information about tax rates on dividends).

Portfolio Holdings

Portfolio securities information is available on the Fund's website at www.madisonfunds.com. Information about the Fund's top ten equity holdings can be accessed by "clicking" on the name of the Fund from the www.madisonfunds.com home page, then "clicking" on the "Fund Statistics" link. Top 10 holdings and other information about the Fund's portfolio (such as sector concentration) current to the most recent calendar quarter is initially provided. You may also obtain a complete list of portfolio holdings from the Fund's semi-annual financial reports and its quarterly holdings report. The Fund's policy is to post top 10 holdings no later than five business days have passed after the end of the quarter and to keep the information on the website until the next updated information is posted. In response to shareholder demand, we may increase the frequency with which we post portfolio holdings to reflect the most recent month-end. A complete description of the Fund's policies and procedures with respect to the disclosure of each of its portfolio securities is available in the Fund's Statement of Additional Information ("SAI"). (See the back cover for information about the SAI.)

Management

The Advisor

We are Madison Asset Management, LLC, a wholly owned subsidiary of Madison Investment Advisors, Inc. ("Madison"), both located at 550 Science Drive, Madison, Wisconsin 53711. As of the date of this prospectus, Madison, a registered investment advisory firm since 1973, provides professional portfolio management services to a number of clients and has, together with its subsidiaries, over $11 billion under management. As of the date of this prospectus, we manage approximately $800 million in assets in both open and closed-end investment companies in stock, bond and money market portfolios with our Mosaic affiliate and in the Madison Strategic Sector Premium Fund (NYSE: MSP) and the Madison/Claymore Covered Call Fund (NYSE:MCN).

We are responsible for the day-to-day administration of the Fund's activities. Investment decisions regarding the Fund can be influenced in various manners by a number of individuals.

Generally, all management decisions are the primary responsibility of Madison's investment policy committee. The investment policy committee is made up of the top officers and managers of Madison.

On a day-to-day basis, the Funds are generally managed by members of the equity management team at our firm. The members of the equity team with primary responsibility for the Fund are Frank Burgess and Jay Sekelsky. Mr. Burgess focuses on the options-related strategies of the Fund. Mr. Burgess and Mr. Sekelsky focus on the selection of equity securities the Fund owns on which the options are written. Mr. Burgess is the President and founder of Madison where he has been managing all varieties of securities portfolios since 1973. He also manages covered call options portfolios for the Madison Strategic Sector Premium Fund and the Madison/Claymore Covered Call Fund, both of which are closed-end investment companies traded on the New York Stock Exchange. Jay Sekelsky is a Managing Director of our firm and has been managing equity portfolios at Madison since 1990.

The Trust's SAI provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of securities in the Fund.

Compensation

Investment Advisory Fees. We receive a fee for our services under our Investment Advisory Agreement with the Fund. This fee is comprised of a base fee and a performance adjustment that may increase or decrease the base fee depending upon the performance of the Fund relative to the performance of the Chicago Board Options Exchange BuyWrite Monthly Index ("BXM") Index. The base fee, which is accrued daily and paid monthly, is equal to an annualized rate of three-fourths of one percent (0.75%) of the Fund's average daily net assets.

The performance adjustment is calculated monthly by comparing the Fund's performance to that of the

BXM Index over the performance period. Because the BXM Index reflect no fees or expenses, the Fund's performance is compared to the BXM Index "gross of fees". In other words, the Fund's performance for purposes of the comparison is calculated without reducing it by the Fund's Management Fees and Other Expenses set forth in the "Annual Fund Operating Expenses" section of this prospectus (specifically, the management fee of 0.75% — which may be raised or lowered by 0.15% as provided by this section — and the other expenses of 0.20% for assets up to $500 million and 0.15% for assets over $500 million), but not by brokerage commissions or fees that are included in the costs of buying and selling Fund securities. The performance period for the Fund will commence on the first day of the first full month of the Fund's operation (April 1, 2006), and will consist of the current month plus the preceding months for the life of the Fund until 36 months is included in the performance period. Thereafter the performance period will consist of the current month plus the previous 35 months. However, there will be no performance adjustment until April 1, 2007.

The maximum annualized performance adjustment rate is +/- 0.15% of the Fund's average net assets over the performance period. The performance adjustment rate is divided by twelve and multiplied by the Fund's average net assets over the performance period, and the resulting dollar amount is then added to or subtracted from the base fee in accordance with the following chart:.

Over/Under Performance Percentage (in basis points)	Annualized Adjustment Rate Relative to BXM Index as a percentage (in basis points)* of the Fund's Average Net Assets
+/- 99 or less	0
+/- 100 or more	+/- 15

* Based on the difference between average annual "gross of fees" performance of the Fund and the BXM Index, rounded to the nearest basis point (.01%).

Under the performance fee arrangement, the Fund will pay a positive performance fee adjustment for a performance period whenever the Fund outperforms the BXM Index over that period, even if the Fund had overall negative returns during the performance period.

These fees are deducted automatically from all accounts and are reflected in the daily price of the Fund. A discussion regarding the basis for the Board of Trustees approving the Fund's advisory contract with us is available in the Fund's semi-annual report to shareholders covering the period during which the contract was most recently approved.

Other Expenses. Under a separate Services Agreement with the Fund, we provide or arrange for the Fund to have all other operational and other support services it needs. We receive a fee calculated as a percentage of the average daily net assets of the Fund for these services. We also accrue for the fixed, direct expenses paid by the Fund for the compensation of the Fund's Independent Trustees and its independent auditor. As of the date of this prospectus, this fee (including accrual for direct expenses) is limited to 0.20% on the first $500 million of average daily net assets and 0.15% on average daily net assets above $500 million. These fees are also deducted automatically from all accounts and are reflected in the daily price of the Fund.

Pricing of Fund Shares

The price of each Fund share is based on its net asset value (or "NAV"). This equals the total daily value of the Fund's investments and other assets, minus its expenses and liabilities, divided by the total number of outstanding shares. The Fund's NAV is calculated at the close of the New York Stock Exchange each day that it is open for trading, normally 4:00 p.m. Eastern Time.

We use the market value of the securities in the Fund in order to determine NAV. We obtain the market value from one or more established pricing services. The Fund maintains a "pricing committee" to review market value of portfolio securities to determine whether or not prices obtained from the pricing services are fair. In accordance with policies approved by the Trustees, the pricing committee

may determine that the "fair value" of a particular security is different than the market value provided by the pricing service. Although this would be an unusual occurrence for the types of securities held by the Fund, this may occur, for example, due to events or information not known to the pricing service or due to events occurring in other parts of the world. In using fair value pricing, the Fund's goal is to prevent fund share transactions from occurring at a price that is unrealistically high or low based on information known but not reflected in the "market" price of portfolio securities calculated at the close of the New York Stock Exchange.

When you purchase or redeem shares, your transaction will be priced based on the next calculation of NAV after your order is received in proper form. This may be higher, lower or the same as the NAV from the previous day.

Dividends and Distributions

The Fund's net income, if any, is declared as dividends and distributed to shareholders at least annually. Any net realized capital gains will also be paid to shareholders at least annually as capital gains distributions.

Distributions will be paid in the form of additional shares credited to your account, unless you elect in writing to receive dividend checks or payments by electronic funds transfer. (Please refer to the Fund's "*Guide to Doing Business*" for more information about dividend distribution options.)

Frequent Purchases and Redemptions of Fund Shares

General Rule. The Fund discourages investors from using it to frequently trade or otherwise attempt to "time" the market. As a result, we reserve the right to reject a purchase or exchange request for any reason.

Market Timing. The Fund's policy is to block shareholders or potential shareholders from engaging in harmful trading behavior in the Fund described below. To accomplish this, we reserve the right to reject a purchase or exchange request for any reason, without notice. This policy does not affect a shareholder's right to redeem an account.

In addition, we have written agreements in place with intermediaries who hold fund shares on behalf of others (brokers, banks, plan administrators, etc.). Our agreements give us the authority to identify third parties who invest in our funds through such intermediaries so that we can prevent them from engaging in harmful frequent trading and market-timing activity as described below.

Identifiable Harmful Frequent Trading and Market-Timing Activity. The Fund identifies harmful trading activity as having a negative effect on portfolio management or fund expenses. For example, a fund subject to frequent trading or "market-timing" must maintain a large cash balance in order to permit the frequent purchases and redemptions caused by market-timing activity. Cash balances must be over and above the "normal" cash requirements the fund keeps to handle redemption requests from long-term shareholders, buy and sell portfolio securities, etc. By forcing management to keep greater cash balances to accommodate market timing, a fund may be unable to invest its assets in accordance with the fund's investment objectives. Alternatively, harmful trading activity may require frequent purchase and sale of portfolio securities to satisfy cash requirements. To the extent market-timing activity of this sort requires the affected fund to continually purchase and sell securities, the fund's transaction costs will increase in the form of brokerage commissions and custody fees. Finally, frequent trading activity results in a greater burden on the affected fund's transfer agent (the Fund's customer service department), increasing transfer agent expenses and, if not actually raising fund expenses, at least preventing us from lowering them.

For all of the above reasons, we monitor cash flows and transfer agent activity in order to identify harmful activity. Furthermore, when approached by firms or individuals who request access for market timing activities, we decline; when trades are attempted without such courtesy we make every effort to block them and prohibit any future investments from the source of such trades. We do not define market-timing by the frequency or amount of trades during any particular time period. Rather, we seek to prevent market-timing of any type that harms the Fund in the manner described above.

We do not currently impose additional fees on market timing activity, nor does the Fund restrict the number of exchanges shareholders can make, although we reserve the right to impose such restrictions upon notice in the future. The Fund does not specifically define the frequency of trading that it will consider "market timing" because our goal is to prevent any harm to long-term investors that is caused by any out-of-the-ordinary trading or account activity. As a result, when the Fund identifies any shareholder activity that causes or is expected to cause the negative results described above, the Fund will block the shareholder from making future investments. In effect, we will allow harmful market-timers to leave the Fund and shut our doors to their return.

We will use our discretion to determine whether transaction activity is harmful based on the criteria described above. Except as described below, we do not distinguish between shareholders that invest directly with the Fund or shareholders that invest with the Fund through a broker (either directly or through an intermediary account), an investment advisor or other third party as long as the account is engaging in harmful activity as described above.

Other Risks Associated with Market Timing. Moving money in and out of funds on short notice is a strategy employed by certain investors who hope to reap profits from short-term market fluctuation. This is not illegal, but is discouraged by many funds since it can complicate fund management and, if successfully employed, have a negative impact on fund performance. In particular, a successful "market-timer" could, over time, dilute the value of fund shares held by long-term investors by essentially "siphoning off" cash by frequently buying fund shares at an NAV lower than the NAV at which the same shares are redeemed. Nevertheless, the success of any market-timer is not considered by the Fund. We will block ALL identifiable harmful frequent trading and market-timing activity described above regardless of whether the market-timer is successful or unsuccessful. In any event, investors in the Fund should be aware that dilution caused by successful market timing by some shareholders is a risk borne by the remaining shareholders.

Exceptions or Other Arrangements. It is possible that we will not detect certain frequent trading or market timing activity in small amounts that, because of the relatively small size of such activity, is subsumed by the normal day-to-day cash flow of the Fund (see the section above entitled "Other Risks Associated with Market Timing"). However, we believe our procedures are adequate to identify any market timing activity having the harmful effects identified in the section entitled "Identifiable Harmful Frequent Trading and Market-Timing Activity" regardless of the nature of the shareholder or method of investment in the Fund.

Because we discourage market timing in general, the Fund does not currently, nor does it intend to, have any arrangements or agreements, formal or informal, to permit any shareholders or potential shareholders to directly or indirectly engage in any type of market-timing activities, harmful or otherwise.

Although we believe we make reasonable efforts to block shareholders that engage in or attempt to engage in harmful trading activities, the Fund cannot guarantee that it will successfully identify and block every shareholder that does it or attempts to do it.

Taxes

Federal Tax Considerations

The Fund will distribute to shareholders 100 percent of its net income and net capital gains, if any. The capital gain distribution is determined as of October 31 each year and distributed annually.

All dividend and capital gain distributions, if any, will be taxable to you. A portion of the dividends paid from the income of any fund may be taxed at the long-term capital gains rate (maximum rate of 15% as of the date of this prospectus). Dividends that constitute "qualified dividends" are also taxed at this rate. The Fund will inform shareholders of the nature of the Fund's dividends (ordinary income, short-term gains, "qualified dividends" or long-term gains) in January each year when the Fund sends you your annual notice of dividends and other distributions paid during the prior year.

Capital gains distributions can be taxed at different rates depending on the length of time the securities were held. Income from a fund's short-term capital gains (generated when a fund sells securities held for less than 12 months) and income generated from writing covered call options are taxed at ordinary income rates, rather than the 15% "qualified dividend" rate available to individual taxpayers. Distributions paid from any fund's long-term capital gains and designated as capital gain distributions generally are taxable as long-term capital gains, regardless of the length of time you held your shares. Although the Fund will invest in stocks that generate qualified dividend income, it is expected that the Fund's transactions in options will significantly limit the Fund's ability to pay ordinary income dividends that are treated as qualified dividend income.

For tax purposes, options premiums reduce the tax basis of the stock on which the option is written at the time the stock is called away. Thus, when called, the option premium received takes on the underlying stock's long-term or short-term tax characteristics. For this reason, the Fund prefers not to write "in the money" options on stocks that have been held for less than a year so that the stocks are not called away until after they have been held in the Fund for at least a year. In this manner, the last option written on such stocks may generate long-term gains which are taxed at lower rates than short-term gains. Therefore, although income generated from writing covered call options may not be taxed at the 15% "qualified dividend" rate, a percentage of such income — representing the premiums received from the last option written on the stocks that have been in the Fund for at least a year and called away — may

be taxable at the more favorable long-term gain rate instead of at ordinary income rates. However, options premiums received by the Fund with respect to any stock will continue to be taxed at short-term gains rates (ordinary income rates) regardless of how long the Fund has held the stock on which the option is written until that stock is finally called away from the Fund by the holder of that option.

Because the share price fluctuates for the Fund, if you redeem shares in the Fund, you will create a capital gain or loss that has tax consequences. It is your responsibility to calculate the cost basis of shares purchased. You must retain all statements received from the Fund to maintain accurate records of your investments.

An *exchange* of any fund's shares for shares of another fund will be treated as a *sale* of the fund's shares. As a result, any gain on the transaction may be subject to federal, state or local income tax.

If you do not provide a valid social security or tax identification number, you may be subject to federal withholding at a rate of 28% of dividends, any capital gain distributions and redemption proceeds. Any fine assessed against the Fund that results from your failure to provide a valid social security or tax identification number will be charged to your account.

State and Local

At the federal as well as state and local levels, dividend income and capital gains are generally considered taxable income.

Financial Highlights

For the period March 31, 2006* through December 31, 2006

Per Share Operating Performance for One Share Outstanding Throughout the Period

Net Asset Value, Beginning of Period	$20.00
Investment Operations	
Net investment income	0.10
Net realized and unrealized gain on investments and options transactions	1.44
Total from investment operations	1.54
Less distributions from:	
Net investment income	(0.10)
Capital gains	(0.26)
Total distributions	(0.36)
Net Asset Value, End of Period	$21.18
Total Investment Return (%)	7.74
Ratios and Supplemental Data	
Net assets, end of period (thousands)	$11,511
Ratio of expenses to average net assets (%)**	0.94
Ratio of net investment Income to average net assets (%)**	0.83
Portfolio turnover (%)	41

* Commencement of operations.
**Annualized.

Madison Institutional Equity Option Fund "*Guide to Doing Business*"

Shareholder Account Transactions

Confirmations and Statements

Daily Transaction Confirmation

All purchases and redemptions (unless systematic) are confirmed in writing with a transaction confirmation. Transaction confirmations are usually mailed on the same day a transaction is posted to your account. Therefore, you should receive the confirmation in the mail within a few days of your transaction.

Quarterly Statement

Quarterly statements are mailed at the end of each calendar quarter. The statements reflect account activity through the most recent quarter. At the end of the calendar year, the statement will reflect account activity for the entire year.

We strongly recommend that you retain all daily transaction confirmations until you receive your quarterly statements. Likewise, you should keep all of your quarterly statements until you receive your year-end statement showing the activity for the entire year.

Changes to an Account

To make any changes to an account, we recommend that you call us to discuss the changes to be made and ask about any documentation that you may need to provide. Though some changes may be made by phone, generally, in order to make any changes to an account, we may require a written request signed by all of the shareholders with their signatures guaranteed.

Telephone Transactions

The Fund has a number of telephone transaction options. You can exchange your investment among the funds in the family, request a redemption and obtain account balance information by telephone. The Fund will employ reasonable security procedures to confirm that instructions communicated by telephone are genuine; and if it does not, it may be liable for losses due to unauthorized or fraudulent transactions. These procedures can include, among

other things, requiring one or more forms of personal identification prior to acting upon your telephone instructions, providing written confirmations of your transaction and recording all telephone conversations with shareholders. Certain transactions, including some account registration changes, must be authorized in writing.

Certificates

Certificates will not be issued to represent shares in the Fund.

How to Open A New Account

In compliance with the USA Patriot Act of 2001, we will verify certain information on your account application as part of the Fund's anti-money laundering program. As requested on the application, you must supply your full name, date of birth, social security number and permanent street address. Mailing addresses containing a P.O. Box may not be accepted. Please contact us at 1-888-670-3600 if you need additional assistance when completing your application.

If we do not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also reserves the right to close the account within five business days if clarifying information/documentation is not received.

Minimum Initial Investment

Madison Institutional Equity Option Fund is available to investors for a minimum initial investment of $1,000,000. The $1,000,000 minimum may be satisfied when one or more related accounts are opened at the same time. An account is considered related when it is opened by or through the same retirement plan, corporation, individual, financial institution or other entity. The Fund reserves the right to lower the minimum initial investment amount for all accounts or on a case by case basis in the interest of the Fund if approved by an officer of the Fund.

Maintenance Investment Balance

The Fund reserves the right to involuntarily redeem:

- individual accounts with balances that fall below $1,000,000 (as a result of shareholder activity and not market action).
- all related accounts when the value of all the accounts within any institutional relationship falls below $1,000,000 (as a result of shareholder activity and not market action).
- all related accounts if the average account size within any institutional relationship has a market value of less than $10,000 (as a result of shareholder activity and not market action).

For example, if an institution allocates $1,000,000 among one account with $900,000 and 100,000 accounts with $1, the average account size would be approximately $10 ($1,000,000 divided by 100,001) and would not meet the Fund's maintenance balance requirements.

Prior to closing your account, we will give you 30 days written notice during which time you may increase your balance to avoid having your account(s) closed.

By Check

Open your new account by completing an application and sending it along with a check payable to the Madison Institutional Equity Option Fund as follows:

Regular Mail:
Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Overnight:
Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53202

The Fund will not accept money orders of any denomination or Cashier's Checks.

By Wire

Please call the Fund before you wire money (no later than close of New York Stock Exchange) to ensure proper and timely credit to your account.

If you are making your first investment in the Fund, before you wire funds, we must have a completed account application. You can mail or overnight deliver your account application to us. You may also fax the account application by calling us at 1-888-670-3600 for a fax number. Upon receipt of your completed account application, we will establish an account for you. The account number assigned will be required as part of the instruction that you should give to your bank to send the wire. Your bank must include both the name of the Fund and your name so that monies can be correctly applied. Your bank should transmit funds by wire to:

U.S. Bank, N.A.
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA #075000022
Credit: U.S. Bancorp Fund Services, LLC
Account #112-952-137
Further Credit: Madison Institutional Equity
                Option Fund
(Shareholder name, 405, and account number)

By Exchange

You may open a new account by exchange from an existing account when your new account will have the same registration and tax identification number as the existing account and you are investing at least $1,000,000. You may also qualify to open an account by exchange if you are investing less than $1,000,000 if you are a member of an institutional relationship (retirement plan, for example) that satisfies the $1,000,000 requirement. A new account application is required only when the account registration or tax identification number will be different from the application for the existing account. Exchanges may only be made into funds that are sold in the shareholder's state of residence.

How to Purchase Additional Shares
Purchase Price

Share prices (net asset values or "NAV") are determined every day that the New York Stock Exchange is open. Purchases are priced at the next share price determined after the purchase request is received in proper form by the Fund.

Purchases and Uncollected Funds

Sometimes a shareholder investment check or electronic transfer is returned to the Fund unpaid. In other words, we sometimes get checks that bounce. The Fund has a procedure to protect you and other shareholders from loss resulting from these items. We may delay paying the proceeds of any redemption for 12 days or more until we can determine that the check or other deposit item (including purchases by Electronic Funds Transfer "EFT") used for purchase of the shares has cleared. Such deposit items are considered "uncollected" until the Fund determines that they have actually been paid by the bank on which they were drawn.

Purchases made by federal funds wire check are considered collected when received and not subject to the 12 day hold. All purchases earn dividends from the day after the day of credit to a shareholder's account, even while not collected.

Minimum Subsequent Investment

Subsequent investments may be made for $10,000 or more. The Fund reserves the right to lower the minimum subsequent investment amount for all accounts or on a case by case basis in the interest of the Fund if approved by an officer of the Fund.

By Check

Please make your check payable to the Fund. Mail it along with an investment slip or, if you don't have one, please write your fund and account number (and the name of the fund) on your check.

Regular Mail:
Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701

Overnight:
Madison Mosaic Funds
c/o US Bancorp Fund Services, LLC
615 E. Michigan Street, 3rd Floor
Milwaukee, WI 53202

The Fund will not accept Cashier's Checks, third party checks, Treasury checks, credit card "convenience" checks, traveler's checks, money orders or starter checks for the purchase of shares.

By Wire

You should call the Fund before you wire money to ensure proper and timely credit. Your bank may charge you a fee for sending a wire to the Fund.

Please wire money to:

U.S. Bank, NA
777 East Wisconsin Avenue
Milwaukee, WI 53202
ABA # 075000022
Credit: US Bancorp Fund Services
Acct # 112-952-137
FFC: Madison Institutional Equity Option Fund
(Shareholder name, 405, and account number)

By Automatic Investment Plan

You can elect to have a monthly (or less frequent) automatic investment plan. The Fund will automatically credit your account and debit the bank account you designate with the amount of your automatic investment. The automatic investment is processed as an electronic funds transfer (EFT).

To establish an automatic investment plan, complete the appropriate section of the application or call us for information. The minimum monthly amount for an EFT is $10,000. You may change the amount or discontinue the automatic investment plan any time. The Fund does not charge for this service.

How to Redeem Shares

Redemption Price

Share prices (net asset values or "NAVs") are determined every day that the New York Stock Exchange is open. Redemptions are priced at the next share price determined after the redemption request is received in proper form by the Fund.

Signature Guarantees

To protect your investments, the Fund requires signature guarantees for certain redemptions.

What is a signature guarantee? It is a certification by a financial institution that knows you and recognizes your signature that your signature on a document is genuine.

A signature guarantee helps the Fund ensure the identity of the authorized shareholder(s). If you anticipate the need to redeem large amounts of money, we encourage you to establish pre-authorized bank wire instructions on your account. You can pre-authorize bank wire instructions by completing the appropriate section of a new application or by calling us to inquire about any necessary documents. A signature guarantee may be required to add or change bank wire instruction on an account.

A signature guarantee is required for any redemption when:

(1) the proceeds are to be greater than $50,000,

(2) the proceeds are to be delivered to someone other than you, as shareholder of record,

(3) the proceeds are to be delivered to an address other than your address of record, or

(4) you made any change to your registration or account privileges within the last 15 days.

Redemptions and Uncollected Funds

We may delay paying the proceeds of any redemption for 12 days or more until we can determine that the check or other deposit item (including purchases by Electronic Funds Transfer "EFT") used for purchase of the shares has cleared. Such deposit items are considered "uncollected," until the Fund determines that the bank on which they were drawn has actually paid them. Purchases made with federal funds wire are considered collected when received and not subject to the 12-day hold.

By Telephone or By Mail

Upon request by telephone or in writing, we will send a redemption check up to $50,000 to you, the shareholder, at your address of record only. A redemption request for more than $50,000 or for proceeds to be sent to anyone or anywhere other than the shareholder at the address of record must be made in writing, signed by all shareholders with their signatures guaranteed. See section "Signature Guarantees" above. Redemption requests in proper form received by mail and telephone are normally processed within one business day.

Stop Payment Fee

To stop payment on a redemption or distribution check, call our Shareholder Service department immediately.

Normally, the Fund charges a fee of $25.00, or the cost of stop payment, if greater, for stop payment requests on a check issued by the Fund on behalf of a shareholder. Certain documents may be required before such a request can be processed.

By Wire

With one business day's notice, we can send funds by wire transfer to the bank and account designated on the account application or by subsequent written authorization. If you anticipate the need to redeem large amounts of money, we encourage you to establish pre-authorized bank wire instructions on your account. You can pre-authorize bank wire instructions by completing the appropriate section of a new application or by calling us to inquire about any necessary documents. A signature guarantee may be required to add or change bank wire instruction on an account. See page 21 for signature guarantee requirements.

The Fund accepts signature guarantees from banks with FDIC insurance, certain credit unions, trust companies, and members of a domestic stock exchange. A guarantee from a notary public is not an acceptable signature guarantee.

Redemptions by wire can be arranged by calling the telephone numbers on the back page of your prospectus and this "*Guide to Doing Business*." Requests for wire transfer must be made by 4:00 p.m. Eastern time the day before the wire will be sent.

Wire Fee

Wire transfers sent to a foreign bank for any amount will be processed for a fee of $30 or the cost of the wire if greater.

By Exchange

You can redeem shares from the Fund and concurrently invest the proceeds in another Mosaic account by telephone when your account registration

and tax identification number are the same. There is no charge for this service.

Special Redemption Rules for IRAs

Because IRA owners must make a written withholding election for income tax purposes when they redeem shares from their IRA, you must request IRA redemptions in writing. Before you think you may need to redeem funds from your IRA, call us for a form that contains the required tax election provisions. Redemption requests failing to indicate an election not to have tax withheld will generally be subject to 10% withholding.

Distribution Options

The Fund may make periodic payments of dividends from income or capital gains. Your account application allows you to select the distribution option you would like for each type of distribution. If you do not make a selection on your application, all your distributions will be automatically reinvested in your account.

If you do not want your distributions automatically reinvested, you can have your distributions (1) automatically invested in another account in the Madison Mosaic Funds family of mutual funds, (2) paid to you by check or (3) deposited directly to your bank account.

Payments in Kind

If, in the opinion of the Trustees, extraordinary conditions exist which make cash payments undesirable, payments for any shares redeemed may be made in whole or in part in securities and other property of any Trust. However, Madison Mosaic Equity Trust elected, pursuant to rules of the Securities and Exchange Commission, to permit any shareholder of record to make redemptions wholly in cash to the extent the shareholder's redemptions in any 90-day period do not exceed the lesser of 1% of the aggregate net assets of the Trust or $250,000. The Fund is a series of Madison Mosaic Equity Trust.

Any property of the Fund distributed to shareholders will be valued at fair value. In disposing of any such property received from the Fund, a shareholder might incur commission costs or other transaction

costs. There is no assurance that a shareholder attempting to dispose of any such property would actually receive the full net asset value for it. Except as described herein, however, we intend to pay for all share redemptions in cash.

How to Close an Account

To close an account, you should call us and request that your account be closed.

When you close your account, shares will be redeemed at the next determined net asset value. You can close your account by telephone, wire transfer or by mail as explained above in the section "How To Redeem Shares."

Other Fees

Returned Investment Check Fee

Your account will be charged (by redemption of shares) $25.00 for items deposited for investment that are returned unpaid for any reason.

Broker Fees

If you purchase or redeem shares through a securities broker, your broker may charge you a transaction fee. This charge is kept by the broker and not transmitted to the Fund. However, you can engage in any transaction directly with the Fund to avoid such charges.

Other Fees

The Fund reserves the right to impose additional charges, upon 30 days written notice, to cover the costs of unusual transactions. Services for which charges could be imposed include, but are not limited to, processing items sent for special collection, international wire transfers, research and processes for retrieval of documents or copies of documents.

IRAs

The Fund can be used for retirement plan investments, including IRAs.

Traditional IRAs

Traditional Individual Retirement Accounts ("Traditional IRAs") may be nondeductible or partially deductible. Traditional IRA contributions up

to the allowable annual limits may be made, and the earnings on such contributions will accumulate tax-free until distribution. Traditional IRA contributions that you deducted from your income taxes and the earnings on such contributions will be taxable when distributed.

The Fund will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to traditional IRAs. A separate application is required for IRA accounts.

Roth IRAs

Roth IRAs are nondeductible; however, the earnings on such contributions will accumulate and are distributed tax-free as long as you meet the Roth IRA requirements.

The Fund will provide you with an IRA disclosure statement with an IRA application. The disclosure statement explains various tax rules that apply to Roth IRAs. A separate application is required for IRA accounts.

Conversion Roth IRAs

You may convert all or part of your Traditional IRA into a Roth IRA. Please call us for a Conversion Roth IRA form if you want to accomplish this conversion. You will be required to pay taxes on some or all of the amounts converted from a traditional IRA to a Conversion Roth IRA. You should consult your tax advisor and your IRA disclosure statement before you accomplish this conversion.

The Fund has a Statement of Additional Information (SAI) that includes additional information about the Fund. Additional information about the Fund's investments will be available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the performance of the Fund during its last fiscal year. The SAI, the Fund's annual and semi-annual reports and other information about the Fund are available without charge by calling 1-800-368-3195 and will be sent to shareholders within three business days of request. Use the shareholder service number below to make shareholder inquiries.

Please call our shareholder service department if you have any questions about the Fund or if you would like a copy of any written fund information. Additional information, including the Fund's SAI and annual and semi-annual reports, is also available free of charge at the Fund's Internet site at http://www.madisonfunds.com

Finally, you can review and copy information about the Fund (including the SAI) at the SEC's Public Reference Room in Washington, DC. Information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may also be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.

Madison → **Institutional Equity Option Fund**

TRANSFER AGENT	TELEPHONE NUMBERS
Madison Mosaic Funds P.O. Box 701 Milwaukee, WI 53201-0701	**Shareholder Service** Toll-free nationwide: (888) 670 3600 **24 hour automated information** Toll-free nationwide: (800) 336 3063

Madison
Investment Advisors, Inc.
www.madisonfunds.com

550 SCIENCE DRIVE
MADISON, WI 53711

SEC File # 811-3615